

Mail Stop 4631

January 14, 2010

Alexey Alexeivich Kim,
Chief Executive Officer, UNR Holdings, Inc.
301 East Pine St. Suite 150
Orlando, FL 32801

      RE: **Form 8-K Item 4.01 filed January 6, 2010**
               File No. 0-27199

Dear Mr. Kim:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

                                 Sincerely,

                                 Melinda Hooker
                                 Staff Accountant